Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
January 16, 2004

Extendicare Inc. Declares Dividend Payment on its Preferred Shares (TSX:EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E)

MARKHAM, ONTARIO – Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today the following details of the dividends on its Class I Preferred Shares, declared on December 12, 2003, and payable on February 16, 2004 to shareholders of record as at January 30, 2004.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.2475 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended December 31, 2003, amounted to $0.1997 per share for the Series 2 shares and $0.2025 per share for the Series 4 shares.

A monthly dividend of $0.075 per share on the Corporation’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on February 16, 2004 to shareholders of record on January 30, 2004. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on December 31, 2003.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com